Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

($ in millions)

	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (Excluding Interest On Deposits)	$130	$243
One-Third of Rents, Net of Income from Subleases	8	15
Preferred Stock Dividends	23	38

Total Fixed Charges	$161	$296

Earnings:
Income Before Income Taxes	$693	$1,529
Fixed Charges, Excluding Preferred Stock Dividends	138	258

Total Earnings	$831	$1,787

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	5.16x	6.04x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$249	$458
One-Third of Rents, Net of Income from Subleases	8	15
Preferred Stock Dividends	23	38

Total Fixed Charges	$280	$511

Earnings:

Income Before Income Taxes	$693	$1,529
Fixed Charges, Excluding Preferred Stock Dividends	257	473

Total Earnings	$950	$2,002

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	3.39x	3.92x